                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2004
                                SEC File #0-24570

--------------------------------------------------------------------------------
                              CENTRAL MINERA CORP.

                     PO Box 93038, Caulfeild Village R.P.O.
                               West Vancouver, BC
                                     V7W 3G4
                                     CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes ___            No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

THIS FORM 6-K CONSISTS OF:

Interim Financial Statements for the Quarter ended September 30, 2004

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CENTRAL MINERA CORPORATION

                                              By:    "Michael Cytrynbaum"

                                              Name:  Michael Cytrynbaum

                                              Title: President

Date:  December 6, 2004

                                                            CENTRAL MINERA CORP.
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                    INTERIM FINANCIAL STATEMENTS

                                                              SEPTEMBER 30, 2004

                                                     (EXPRESSED IN U.S. DOLLARS)

                                                UNAUDITED - SEE NOTICE TO READER

STEELE & CO.*
CHARTERED ACCOUNTANTS
*Representing incorporated professionals

                      SUITE 808      TELEPHONE:   (604) 687-8808
       808 WEST HASTINGS STREET      TELEFAX:     (604) 687-2702
VANCOUVER, B.C., CANADA V6C 1C8      EMAIL:       EMAIL@STEELE-CO.CA

NOTICE TO READER

We have compiled the balance sheet of Central Minera Corp. (a development stage company) as at September 30, 2004 and the interim statement of operations and deficit and cash flow for the three months ended September 30, 2004 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, Canada                                          "STEELE & CO."
October 28, 2004                                           CHARTERED ACCOUNTANTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

(EXPRESSED IN U.S. DOLLARS)

                                                 SEPTEMBER 30,       JUNE 30,
                                                     2004              2004
                                                 ------------      ------------
ASSETS

  CURRENT

    CASH AND TERM DEPOSITS (NOTE 4 )             $    105,217      $    161,322
    ACCOUNTS RECEIVABLE                                 8,712             7,049
    MARKETABLE SECURITIES (NOTE 5)                      2,000             2,000
    PREPAID EXPENSES                                   43,307             4,141
                                                 ------------      ------------
                                                      159,236           174,512
  EQUIPMENT (NOTE 6)                                    1,365             1,476

  MINERAL PROPERTIES AND INTERESTS                          2                 2
                                                 ------------      ------------
                                                 $    160,603      $    175,990
                                                 ============      ============
LIABILITIES

  CURRENT

    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES     $     35,514      $     21,552
                                                 ------------      ------------
SHARE CAPITAL AND DEFICIT

  SHARE CAPITAL (NOTE 7)

    VARIABLE MULTIPLE VOTING SHARES                   300,000           300,000
    SUBORDINATE VOTING SHARES                      41,759,052        41,759,052

CONTRIBUTED SURPLUS ARISING FROM                        9,073             9,073
STOCK-BASED COMPENSATION

DEFICIT                                           (41,943,036)      (41,913,687)
                                                 ------------      ------------
                                                      125,089           154,438
                                                 ------------      ------------
                                                 $    160,603      $    175,990
                                                 ============      ============

GOING CONCERN CONSIDERATIONS (NOTE 1)
RELATED PARTY TRANSACTIONS (NOTE 8)
COMMITMENTS (NOTE 9)

APPROVED BY THE DIRECTORS

"Michael Cytrynbaum"
"Murray Kosick"

UNAUDITED - SEE NOTICE TO READER

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

(EXPRESSED IN U.S. DOLLARS)

                                                    CUMULATIVE
                                                        TO                  THREE MONTHS ENDED
                                                   SEPTEMBER 30,               SEPTEMBER 30,
                                                       2004              2004              2003
                                                   ------------      ------------      ------------
ADMINISTRATION EXPENSES

   ACCOUNTING AND AUDIT                            $    705,975      $          -      $        507
   AMORTIZATION                                         283,055               111                79
   CONSULTING FEES                                    1,905,094            21,236            18,694
   LEGAL                                              1,860,716             8,762             1,086
   OFFICE                                               933,619               564               634
   RENT                                                 726,425                 -                 -
   SALARIES AND BENEFITS                                292,748                 -             1,455
   TRANSFER AGENT AND FILING FEES                       177,465               324             2,233
   TRAVEL AND PROMOTION                               1,219,314                 -             3,273
                                                   ------------      ------------      ------------
                                                      8,104,411            30,997            27,961
                                                   ------------      ------------      ------------

   INTEREST AND OTHER INCOME                         (1,517,908)                -               (33)
   LOSS (GAIN) ON FOREIGN EXCHANGE                       42,901            (1,648)             (463)
   WRITE-DOWN OF INVESTMENT IN PRIVATE COMPANY        1,000,799                 -                 -
   (GAIN) ON SALE AND WRITE-DOWN OF
     MARKETABLE SECURITIES                               (7,402)                -                 -
   WRITE-DOWN OF MINERAL PROPERTIES                  24,724,778                 -                 -
   LOSS ON SALE OF PROPERTY AND EQUIPMENT                11,307                 -                 -
   SETTLEMENT OF LAWSUITS, NET OF (RECOVERIES)          729,038                 -                 -
   LOSS ON SALE OF SUBSIDIARY                         8,855,112                 -                 -
                                                   ------------      ------------      ------------
                                                     33,838,625            (1,648)             (496)
                                                   ------------      ------------      ------------

NET LOSS FOR THE PERIOD                              41,943,036            29,349            27,465

DEFICIT BEGINNING OF THE PERIOD                               -        41,913,687        41,776,414
                                                   ------------      ------------      ------------
DEFICIT END OF THE PERIOD                          $ 41,943,036      $ 41,943,036      $ 41,803,879
                                                   ============      ============      ============

BASIC AND DILUTED LOSS PER SHARE                                     $        .01      $        .01
                                                                     ============      ============

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING                                                     27,969,517        23,847,979
                                                                     ============      ============

UNAUDITED - SEE NOTICE TO READER

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

INTERIM STATEMENTS OF CASH FLOW
(EXPRESSED IN U.S. DOLLARS)

                                                    CUMULATIVE
                                                        TO                 THREE MONTHS ENDED
                                                   SEPTEMBER 30,              SEPTEMBER 30,
                                                       2004              2004              2003
                                                   ------------      ------------      ------------
CASH PROVIDED (USED) BY

  OPERATING ACTIVITIES

  NET LOSS FOR THE PERIOD                          $(41,943,036)     $    (29,349)     $    (27,465)
  ITEMS NOT INVOLVING CASH
    AMORTIZATION                                        283,055               111                79
    LOSS ON SALE OF SUBSIDIARY                        8,855,112                 -                 -
    LOSS ON SALE OF PROPERTY AND EQUIPMENT               11,307                 -                 -
    WRITE-DOWN OF INVESTMENT IN PRIVATE
      COMPANY                                         1,000,799                 -                 -
    WRITE-DOWN OF MINERAL PROPERTIES                 24,724,777                 -                 -
    STOCK COMPENSATION EXPENSE                            9,073                 -                 -
    SHARE CONSIDERATION PAYABLE INCLUDED IN
      SETTLEMENT OF LAWSUITS                            375,000                 -                 -
                                                   ------------      ------------      ------------
                                                     (6,683,913)          (29,238)          (27,386)
  NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS
    ACCOUNTS RECEIVABLE                                  (8,712)           (1,663)           17,747
    MARKETABLE SECURITIES                                (2,000)                -                 -
    PREPAID EXPENSES                                    (43,307)          (39,166)                -
    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES             35,514            13,962            (1,987)
                                                   ------------      ------------      ------------
                                                     (6,702,418)          (56,105)          (11,626)
                                                   ------------      ------------      ------------
FINANCING ACTIVITIES

  LOAN AND CONVERTIBLE DEBENTURES PAYABLE                     -                 -          (300,000)
  FUNDS HELD IN TRUST                                         -                 -                 -
  SHARES ISSUED FOR CASH, LOAN AND
    CONVERTIBLE DEBENTURES                           25,934,051                 -           300,000
                                                   ------------      ------------      ------------
                                                     25,934,051                 -                 -
                                                   ------------      ------------      ------------
INVESTING ACTIVITIES

  MINERAL PROPERTIES                                (17,311,378)                -                 -
  INVESTMENT IN PRIVATE COMPANY                      (1,000,799)                -                 -
  PURCHASE OF PROPERTY AND EQUIPMENT                   (814,239)                -                 -
                                                   ------------      ------------      ------------
                                                    (19,126,416)                -                 -
                                                   ------------      ------------      ------------
CHANGE IN CASH FOR THE PERIOD                           105,217           (56,105)          (11,626)

CASH AND TERM DEPOSITS BEGINNING OF THE PERIOD                -           161,322            65,569
                                                   ------------      ------------      ------------
CASH AND TERM DEPOSITS END OF THE PERIOD           $    105,217      $    105,217      $     53,943
                                                   ============      ============      ============

UNAUDITED - SEE NOTICE TO READER

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2004

(EXPRESSED IN U.S. DOLLARS)

1.    GOING CONCERN CONSIDERATIONS

      These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at October 28, 2004, the Company had not reached a level of operations which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

2.    CONTINUING OPERATIONS

      The Company is incorporated under the laws of Yukon Territory of Canada. The principal business activity is the acquisition, exploration and development of mineral properties. At the Company's annual general meeting in December, 2002, the shareholders approved the consolidation of the Company's shares to a maximum ratio of 1:20 and to change its domicile. The directors are authorized to implement these changes at their discretion. No changes have been implemented.

3.    ACCOUNTING POLICIES

      These financial statements have been prepared under Canadian generally accepted accounting principles applicable to interim financial statements and therefore do not include all the disclosures required for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited annual financial statements for the year ended June 30, 2004 and included with the Company's annual report. In the opinion of management, these interim financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flow for the three-month periods ended September 30, 2004 and 2003. Interim results of operations are not indicative of the results of operations for the full year.

4.    CASH AND TERM DEPOSITS

      The Company maintains its cash balances in various currencies. At the period end, the currencies held and the United States equivalents were as follows:

                     SEPTEMBER 30,    JUNE 30,
                         2004           2004
                     ------------     --------
Canadian dollars     $      8,080     $  4,179
U.S. dollars               97,137      157,143
                     ------------     --------
                     $    105,217     $161,322
                     ============     ========

5.    MARKETABLE SECURITIES

      Marketable securities in public companies are carried in the accounts at the lesser of estimated net realizable value and cost.

UNAUDITED - SEE NOTICE TO READER

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2004

(EXPRESSED IN U.S. DOLLARS)

6.    EQUIPMENT

                                   SEPTEMBER 30,     JUNE 30,
                                       2004            2004
                                   ------------      -------
Office furniture and equipment     $      2,481      $ 2,481
Accumulated amortization                 (1,116)      (1,005)
                                   ------------      -------
Net book value                     $      1,365      $ 1,476
                                   ============      =======

7.    SHARE CAPITAL

      a.    Authorized

            3,000,000 variable multiple voting shares without par value Unlimited number of subordinate voting shares without par value

            The variable multiple voting shares are identical to the subordinate shares except they may only be transferred with the approval of the directors and entitle the holder to more than one vote, calculated on a predetermined ratio between the share classes. The variable multiple voting shares may be converted into subordinate shares at a ratio of 1:1 with a mandatory conversion if the then outstanding balance is less than 1,500,000 shares.

      b.    Issued

                                             SHARE
                                             PRICE     SHARES       CONSIDERATION
                                             -----   ----------     -------------
Variable Multiple Voting Shares
  Shares Issued
    Conversion of convertible debentures     $ .10    3,000,000     $     300,000
                                                     ==========     =============
Subordinate Voting Shares

  Balance June 30, 2003                              22,163,682     $  41,538,468
  Shares issued
    For cash - Private placement             $ .05    1,200,000            60,000
    For cash - Warrants exercised            $ .10    1,605,835           160,584
                                                     ----------     -------------
  Balance June 30, 2004 and
  September 30, 2004                                 24,969,517     $  41,759,052
                                                     ==========     =============

            No shares were issued during the three month period ended September 30, 2004.

UNAUDITED - SEE NOTICE TO READER

(CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2004

(EXPRESSED IN U.S. DOLLARS)

7.    SHARE CAPITAL (CONTINUED)

      c.    Incentive Stock Option

            The Company has a stock option plan for which options granted under the plan generally have a maximum term of ten years. The exercise price of each option equals the market price of the Company's shares on the date of the grant.

            Details of director, employee and consultant share purchase options are as follows:

                                          SEPTEMBER 30, 2004                 JUNE 30, 2004
                                     ----------------------------    -----------------------------
                                                     WEIGHTED                          WEIGHTED
                                     NUMBER OF        AVERAGE        NUMBER OF          AVERAGE
                                      OPTIONS      EXERCISE PRICE     OPTIONS       EXERCISE PRICE
                                     ---------     --------------    ---------      --------------
Balance beginning of the period      1,625,000     $          .20    1,925,000      $          .20
  Cancelled                                  -     $            -     (300,000)     $          .20
                                     ---------     --------------    ---------      --------------
Balance end of the period            1,625,000     $          .20    1,625,000      $          .20
                                     =========     ==============    =========      ==============

 BALANCE                     BALANCE
 June 30,                 SEPTEMBER 30,          EXERCISE
  2004         CHANGE       2004                   PRICE                EXPIRY DATE
---------      ------     -------------        ------------          -----------------
  300,000           -       300,000            $        .20          December 31, 2004
1,325,000           -     1,325,000            $        .20          December 31, 2005
---------      ------     ---------
1,625,000           -     1,625,000
=========      ======     =========

      As at June 30, 2004, the weighted average remaining contractual life of the stock options is 13 months.

      d.    Share Purchase Warrants

                                          SEPTEMBER 30, 2004                 JUNE 30, 2004
                                     ----------------------------     -----------------------------
                                                      WEIGHTED                          WEIGHTED
                                     NUMBER OF         AVERAGE        NUMBER OF          AVERAGE
                                     WARRANTS      EXERCISE PRICE     WARRANTS       EXERCISE PRICE
                                     ---------     --------------     ---------      --------------
Balance beginning of the period      5,166,114     $          .10     6,969,454      $          .18
  Issued                                     -     $            -     4,200,000      $          .10
  Exercised                                  -     $            -    (3,211,670)     $          .18
  Lapsed                            (3,000,000)    $          .10    (2,791,670)     $          .18
                                     ---------     --------------     ---------      --------------
Balance end of the period            2,166,114     $          .10     5,166,114      $          .10
                                     =========     ==============     =========      ==============

UNAUDITED - SEE NOTICE TO READER

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2004

(EXPRESSED IN U.S. DOLLARS)

7.    SHARE CAPITAL (CONTINUED)

      d.    Share Purchase Warrants (Continued)

BALANCE                                      BALANCE
JUNE 30,                                  SEPTEMBER 30,     EXERCISE
 2004                        CHANGE           2004            PRICE           EXPIRY DATE
---------                   ---------     ------------     -----------     -----------------
3,000,000                  (3,000,000)               -     $.10 / 1wt      July 31, 2004
  966,114                           -          966,114     $.10 / 1wt      June 5, 2005
1,200,000                           -        1,200,000     $.10 / 1wt      February 13, 2006
---------                   ---------     ------------
5,166,114                   3,000,000        2,166,114
=========                   =========     ============

            As at September 30, 2004, the weighted average remaining contractual life of the warrants is 18 months.

8.    RELATED PARTY TRANSACTIONS

      Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

                                                                                     SEPTEMBER 30,
                                                                                   2004         2003
                                                                                 --------     --------
Consulting or other fees paid or payable to directors/officers or to
companies controlled by directors/officers                                       $ 17,697     $ 16,303
                                                                                 ========     ========
Accounts payable to related parties at the period end                            $  9,468     $      -
                                                                                 ========     ========

9.    COMMITMENTS

      The Company has entered into a management agreement, with a company controlled by a director, which requires minimum annual payments of approximately $134,000 ($180,000 Cdn). The agreement contains a clause requiring a termination payment of approximately $64,000. The corporate related party has voluntarily reduced the monthly fee to $5,600 (Cdn. $7,500) commencing March, 2003.

UNAUDITED - SEE NOTICE TO READER

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2004

(EXPRESSED IN U.S. DOLLARS)

10. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP")

      These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles that differ in certain respects from United States generally accepted accounting principles follows:

      a.    Stock-Based Compensation

            The Company has elected, commencing with the year ended June 30, 2004, to account for stock-based compensation using SFAS 123. Accordingly, compensation cost for stock options is measured at the fair value of options granted. Previously, the company elected to apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" for measuring the value of stock-based compensation. The intrinsic value-based method requires that compensation expense be recorded at the time of granting an option for the excess of the quoted market price over the option exercise price. If a stock option is not exercised, the compensation expense recorded in the previous period is reversed by decreasing the compensation expense in the period of forfeiture. No compensation expense was required to be recognized for those years.

      b.    Other Accounting Standards

            i. The Company has adopted the Statement of Financial Accounting Standards No. 130 (" SFAS 130") "Reporting Comprehensive Income" with no impact on U.S. GAAP differences.

            ii. The Company does not have any derivative or hedging instruments and, therefore, Statement of Financial Accounting Standards No. 149 ("SFAS 149") "Accounting for Derivative Instruments and Hedging Activity" has no impact on U.S. GAAP differences.

                  The adoption of these new pronouncements is not expected to have an effect on the financial position or results of operations.

UNAUDITED - SEE NOTICE TO READER

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2004

(EXPRESSED IN U.S. DOLLARS)

10. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP") (CONTINUED)

      The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit is summarized below:

             September 30,                      2004              2003
                                            ------------      ------------
Share capital, under Canadian GAAP          $ 41,759,052      $ 41,847,541
Adjustment for APB No. 25                         12,490            12,490
                                            ------------      ------------
Share capital under U.S. GAAP               $ 41,771,542      $ 41,860,031
                                            ============      ============
Deficit, under Canadian GAAP                $(41,943,036)     $(41,803,879)
Adjustment for APB No. 25                        (12,490)          (12,490)
                                            ------------      ------------
Deficit, under U.S. GAAP                    $(41,955,526)     $(41,816,369)
                                            ============      ============
Loss for the period under Canadian GAAP     $    (29,349)     $    (27,465)
                                            ============      ============
Comprehensive loss under U.S. GAAP          $    (29,349)     $    (27,465)
                                            ============      ============
Basic and diluted loss per share under
  U.S. GAAP                                 $       (.01)     $       (.01)
                                            ============      ============

      There is no effect on the statement of cash flow for the difference between Canadian GAAP and U.S. GAAP.

UNAUDITED - SEE NOTICE TO READER